UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Partial Early Redemption of Convertible Bonds Due 2015 at the Option of Certain Bondholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on September 20, 2013, in Kyoto, Japan

Nidec Announces Partial Early Redemption of Convertible Bonds Due 2015

at the Option of Certain Bondholders

Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights due 2015 (the “Bonds”)

(ISIN: XS0511612623; Common Code: 051161262)

Nidec Corporation (the “Company”) (NYSE: NJ) announced today that it has confirmed the exercise by certain bondholders of the right described in Paragraph (E) “Early redemption at the option of the holders of the Bonds with Stock Acquisition Rights (other than upon occurrence of a Corporate Event or Delisting Event)” of Item 5 “Matters concerning the Bonds” in the “Description” section of the Company’s press release captioned “Notice of Issuance of Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015,” dated September 2, 2010 ( http://www.nidec.com/~/media/nidec-com/en-global/ir/news/2010/news0042/100902-01.pdf ), as shown below.

Upon the partial early redemption, the redeemed Bonds will be cancelled.

Date of the partial early redemption:	20 September 2013
Aggregate principal amount of the Bonds subject to the exercise of the put option:	¥4,250,000,000
Aggregate principal amount of the Bonds outstanding after the partial early redemption:	¥95,750,000,000
(Reference) Aggregate principal amount of the Bonds outstanding before the partial early redemption:	¥100,000,000,000

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